Marco Stroppiana | Co-founder

Marco Stroppiana is a co-founder of AirSelfie with his brother, Edoardo, and has been a director since 2016. Before co-founding AirSelfie, Stroppiana worked for seven years with Mondo Group S.p.A., an international group specializing in sports flooring, toys and boats, most recently as General Manager.